Exhibit 99.1

Immatics Announces Full Year 2023 Financial Results
and Corporate Update

•	Interim clinical data update on ACTengine® IMA203 GEN1 (PRAME) in melanoma at RP2D in November 2023: 50% confirmed objective response rate with median duration of response not reached at median follow-up of 14.4 months; IMA203 was well tolerated

•	Registration-enabling randomized Phase 2/3 trial for ACTengine® IMA203 GEN1 in 2L+ melanoma planned to begin in 2024

•	Next data update on IMA203 GEN1 and IMA203CD8 GEN2 planned for 2H 2024

•	First clinical data updates for Immatics’ next-generation TCR Bispecifics, TCER® IMA401 (MAGEA4/8) and TCER® IMA402 (PRAME), from ongoing Phase 1 dose escalation trials planned for 2H 2024; updates to include details on safety, pharmacokinetics and initial anti-tumor activity

•	In May 2023, Bristol Myers Squibb exercised first opt-in into the autologous cell therapy collaboration ($15 million option fee received) and made a $35 million equity investment in July 2023

•	In September 2023, Immatics and Moderna announced a strategic multi-platform collaboration to develop innovative oncology therapeutics; Immatics received $120 million upfront payment, and the total deal volume could exceed $1.7 billion

•	$201.5 million public offering completed on January 22, 2024

•	Cash and cash equivalents as well as other financial assets amount to $470.6 million[1] (€425.9 million) as of December 31, 2023. Addition of proceeds from the public offering in January 2024 results in projected cash runway into 2027

Houston, Texas and Tuebingen, Germany, March 21, 2024 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today provided a business update and reported financial results for the quarter and full year ended December 31, 2023.

“Immatics kicked off 2024 with a successful capital raise, providing significant financial runway and additional momentum to advance our ongoing clinical cell therapy and bispecific trials,” said Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics. “We are striving to reach multiple relevant milestones this year, including announcing clinical proof-of-concept for our half-life

1 All amounts translated using the exchange rate published by the European Central Bank in effect as of December 31, 2023 (1 EUR = 1.105 USD).

Immatics Press Release March 21, 2024	1 l 13

extended TCR Bispecifics platform. In parallel, the clinical data for our PRAME cell therapy, IMA203 GEN1, in conjunction with highly constructive FDA discussions, reinforces our confidence in advancing this asset toward a registration-enabling Phase 2/3 clinical trial in melanoma, while laying the groundwork to transition into a fully equipped commercial-stage company.”

Full Year 2023 and Subsequent Company Progress

ACTengine® IMA203 (PRAME)

Clinical development plan update for ACTengine® IMA203 GEN1 and IMA203CD8 GEN2 monotherapies

Following an RMAT designation in October 2023 and productive interactions with the FDA, Immatics plans to initiate a registration-enabling randomized Phase 2/3 trial in 2024 for IMA203 GEN1 in patients with second-line or later (2L+) cutaneous melanoma, potentially including also uveal melanoma patients.

Immatics intends to assess IMA203 GEN1 targeting PRAME in HLA-A*02:01-positive cutaneous melanoma patients versus a control arm. This single trial will be designed to support accelerated approval based on an interim readout and full approval based on overall survival. The high prevalence of PRAME (≥95%) in cutaneous melanoma may enable the company to enroll patients without PRAME pre-testing. This would enhance trial operations and could remove the need to develop a companion diagnostic in this indication. The full trial design is currently being developed and is subject to further alignment with the FDA as part of the ongoing discussions. The Phase 2/3 trial is planned to start in 2024.

For IMA203CD8 GEN2, Immatics cleared dose level 4a (DL4a, up to ~1.6x109 TCR-T cells) in December 2023, which is currently intended to be the target dose for further development. In addition to treating melanoma patients, Immatics has also started to expand its clinical footprint outside of melanoma to address a broader patient population with a particular focus on ovarian and uterine cancers.

A next data update for both Phase 1b cohorts with IMA203 GEN1 and IMA203CD8 GEN2 is planned for 2H 2024.

Manufacturing capabilities

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Immatics’ late-stage clinical cell therapy development is supported by its streamlined manufacturing timeline, capabilities and facility. IMA203 GEN1 and IMA203CD8 GEN2 cell therapy products are manufactured within 7 days followed by a 7-day QC release testing at a success rate of >95% to reach the target dose (IMA203 GEN1: RP2D; IMA203CD8: DL4a). The company has also recently completed construction of a ~100,000 square foot R&D and GMP manufacturing facility with a modular design for efficient and cost-effective scalability to serve early-stage and registration-enabling clinical trials, as well as potential initial commercial supply.

Interim clinical data update on ACTengine® IMA203 GEN1 and IMA203CD8 GEN2 monotherapies, as of November 2023

On November 8, 2023, Immatics provided an interim clinical update from the ongoing Phase 1 trial with ACTengine® IMA203 targeting PRAME in patients with recurrent and/or refractory solid cancers (data cut-off September 30, 2023). The update was focused on IMA203 GEN1 in melanoma patients at the recommended Phase 2 dose (RP2D, 1.0-10x109 total TCR-T cells) and the first clinical data for IMA203CD8 GEN2.

Treatment with IMA203 GEN1 monotherapy (consisting of PRAME-specific functional CD8+ cells) in Phase 1a and Phase 1b Cohort A at RP2D demonstrated durable objective responses in melanoma patients with one patient exceeding 12 months and two patients exceeding 15 months post infusion and a 50% (6/12) confirmed objective response rate (cORR). Median duration of response (mDOR) was not reached (min 2.2+ months, max 14.7+ months) at a median follow-up (mFU) of 14.4 months. In line with previous results, IMA203 GEN1 monotherapy was well tolerated at total doses of up to 10x109 TCR-T cells infused.

In addition, the first data on the company’s second-generation product candidate IMA203CD8 (consisting of PRAME-specific functional CD8+ and CD4+ cells) demonstrated 56% (5/9) cORR with enhanced pharmacology compared to IMA203 GEN1. mDOR was not reached (min 2.0+ months, max 11.5+ months) at a mFU of 4.8 months. As of the reported cut-off date, IMA203CD8 GEN2 exhibited a manageable tolerability profile.

TCR Bispecifics Programs

Immatics’ T cell engaging receptor (TCER®) candidates are next-generation, half-life extended TCR Bispecific molecules. They are designed to achieve a patient-convenient dosing schedule and to maximize efficacy while minimizing toxicities in patients through the proprietary format using a high-affinity TCR domain against the tumor target and a low-affinity T cell recruiter binding to the T cell.

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Upcoming milestones for Immatics’ clinical TCER® pipeline

Immatics seeks to deliver clinical proof-of-concept for its novel TCER® platform as quickly as possible and plans to provide first clinical data for IMA401 (MAGEA4/8) and IMA402 (PRAME) in 2H 2024.

Key objectives include:

•	Demonstrating tolerability of the novel, next-generation, half-life extended TCR Bispecifics format;

•	Optimizing dosing schedule to a less frequent regimen already during dose escalation, based on pharmacokinetics data;

•	Demonstrating initial clinical anti-tumor activity (i.e., confirmed objective responses according to RECIST 1.1).

•	TCER® IMA401 (MAGEA4/8) – The Phase 1 trial to evaluate safety, tolerability and initial anti-tumor activity of TCER® IMA401 in patients with recurrent and/or refractory solid tumors is ongoing. IMA401 targets an HLA-A*02:01-presented peptide that occurs identically in two different proteins, MAGEA4 and MAGEA8. This target peptide has been selected based on natural expression in native solid tumors at particularly high target density (peptide copy number per tumor cell identified by Immatics’ proprietary quantitative mass spectrometry engine XPRESIDENT®). MAGEA4 and MAGEA8 are expressed in multiple solid cancers including lung cancer, head and neck cancer, melanoma, ovarian cancer, sarcoma and others. IMA401 is being developed in collaboration with Bristol Myers Squibb. First clinical data in at least 25 patients in dose escalation across multiple solid cancers is expected to be announced in 2H 2024.

•	TCER® IMA402 (PRAME) – Immatics initiated the Phase 1/2 trial investigating the company’s fully owned TCER® candidate IMA402 in patients with recurrent and/or refractory solid tumors in August 2023 and the first patients have been dosed. Initial focus indications are ovarian cancer, lung cancer, uterine cancer, and cutaneous and uveal melanoma, among others. IMA402 targets an HLA-A*02:01-presented peptide derived from the tumor antigen PRAME. This target peptide has been selected based on natural expression in native solid primary tumors and metastases at particularly high target density (peptide copy number per tumor cell identified by Immatics’ proprietary quantitative mass spectrometry engine XPRESIDENT®). Immatics has recently engaged with a CDMO for the manufacturing of clinical IMA402 batches for its use within a potential registration-enabling trial. Patient recruitment and dose escalation continue to scale. First clinical data in at least 15 patients in dose

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escalation across multiple solid cancers, but initially focused on melanoma, is anticipated to be announced in 2H 2024.

Corporate Development

•	On January 22, 2024, Immatics completed an offering of 18,313,750 ordinary shares at a public offering price of $11.00 per share. The gross proceeds from the offering, before deducting the underwriting discount and offering expenses, were approximately $201.5 million.

•	In January 2024, Immatics hired Jason Braun as Senior Vice President Commercial to support the company as it transitions into a fully equipped commercial-stage entity and targets the initiation of a registration-enabling Phase 2/3 trial for its PRAME TCR-T cell therapy. Jason Braun joins the company with more than 20 years of experience in the biotech and pharma industry, having worked with several biopharmaceutical companies including Amgen, Dendreon, Pharmacyclics (Abbvie), Kite (Gilead) and Nkarta, among others. During his career, he has established a successful track record in the commercialization of oncology drug candidates.

•	On September 11, 2023, Immatics announced a strategic multi-platform collaboration with Moderna, combining Immatics’ target and TCR platforms with Moderna’s cutting-edge mRNA technology. The collaboration spans various therapeutic modalities including bispecifics, cell therapy and cancer vaccines. Under the terms of the agreement, Immatics received an upfront payment of $120 million. In addition, Immatics will receive research funding and is eligible to receive development, regulatory and commercial milestone payments that could exceed $1.7 billion.

•	On July 24, 2023, Bristol Myers Squibb made a $35 million equity investment in Immatics, purchasing 2,419,818 ordinary shares in a private placement transaction at a subscription price per share of $14.46.

•	In May 2023, Bristol Myers Squibb exercised its first option and entered into a global license agreement with Immatics for the most advanced TCR-T product candidate. As part of the agreement, Immatics received an option payment of $15 million and is eligible for up to $490 million in milestone payments in addition to tiered royalties on net sales of the product.

Full Year 2023 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €425.9 million ($470.6 million1) as of December 31, 2023, compared to €362.2 million ($400.2 million1) as of December 31, 2022. The increase is mainly due to upfront payments for collaborations, partly offset by our ongoing research and development activities. This does not include the net

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proceeds received in January 2024 from the public offering. Adding these proceeds, the company currently projects a cash runway into 2027.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was €54.0 million ($59.7 million1) for the year ended December 31, 2023, compared to €172.8 million ($190.9 million1) for the year ended December 31, 2022. The decrease is mainly the result of a one-time revenue for the license portion of the IMA401 collaboration with Bristol Myers Squibb for the year ended December 31, 2022.

Research and Development Expenses: R&D expenses were €118.7 million ($131.2 million1) for the year ended December 31, 2023, compared to €106.8 million ($118.0 million1) for the year ended December 31, 2022. The increase mainly resulted from costs associated with the advancement of the clinical pipeline of ACTengine® and TCER® candidates.

General and Administrative Expenses: G&A expenses were €38.2 million ($42.2 million1) for the year ended December 31, 2023, compared to €36.1 million ($39.9 million1) for the year ended December 31, 2022.

Net Profit and Loss: Net loss was €97.0 million ($107.2 million1) for the year ended December 31, 2023, compared to a net profit of €37.5 million ($41.4 million1) for the year ended December 31, 2022. The decrease of net profit resulted mainly from the one-time license fee income in connection with the IMA401 collaboration with Bristol Myers Squibb, as well as the recognition of remaining deferred revenue in connection with the termination of the GSK collaboration for the year ended December 31, 2022.

Full financial statements can be found in the Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) and published on the SEC website under www.sec.gov.

Upcoming Investor Conferences

•	Bank of America Health Care Conference, Las Vegas (NV) – May 14 - 16, 2024

•	Jefferies Global Healthcare Conference, New York (NY) – June 5 - 7, 2024

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on X, Instagram and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing and outcome of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND or CTA filing for pre-clinical stage product candidates, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable, Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

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For more information, please contact:

Media
Trophic Communications
Phone: +49 171 3512733
immatics@trophic.eu

Immatics N.V.
Sabrina Schecher, Ph.D.
Senior Director, Investor Relations
Phone: +1 346 319-3325
InvestorRelations@immatics.com

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Profit/(Loss) of Immatics N.V.

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands, except per share data)
Revenue from collaboration agreements	53,997	172,831	34,763
Research and development expenses	(118,663)	(106,779)	(87,574)
General and administrative expenses	(38,198)	(36,124)	(33,808)
Other income	1,139	26	325
Operating result	(101,725)	29,954	(86,294)
Change in fair value of liabilities for warrants	(2,079)	10,945	(10,990)
Other financial income	13,850	9,416	5,675
Other financial expenses	(7,040)	(8,279)	(1,726)
Financial result	4,731	12,082	(7,041)
Profit/(loss) before taxes	(96,994)	42,036	(93,335)
Taxes on income	—	(4,522)	—
Net profit/(loss)	(96,994)	37,514	(93,335)
Net profit/(loss) per share:
Basic	(1.20)	0.56	(1.48)
Diluted	(1.20)	0.55	(1.48)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands)
Net profit/(loss)	(96,994)	37,514	(93,335)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	(155)	2,464	3,514
Total comprehensive income/(loss) for the year	(97,149)	39,978	(89,821)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	December 31, 2023	December 31, 2022
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	218,472	148,519
Other financial assets	207,423	213,686
Accounts receivables	4,093	1,111
Other current assets	19,382	13,838
Total current assets	449,370	377,154
Non-current assets
Property, plant and equipment	43,747	13,456
Intangible assets	1,523	1,632
Right-of-use assets	13,308	13,033
Other non-current assets	2,017	2,545
Total non-current assets	60,595	30,666
Total assets	509,965	407,820
Liabilities and shareholders’ equity
Current liabilities
Accounts payables	25,206	13,056
Deferred revenue	100,401	64,957
Liabilities for warrants	18,993	16,914
Lease liabilities	2,604	2,159
Other current liabilities	9,348	9,366
Total current liabilities	156,552	106,452
Non-current liabilities
Deferred revenue	115,527	75,759
Lease liabilities	12,798	12,403
Other non-current liabilities	4	42
Total non-current liabilities	128,329	88,204
Shareholders’ equity
Share capital	847	767
Share premium	823,166	714,177
Accumulated deficit	(597,293)	(500,299)
Other reserves	(1,636)	(1,481)
Total shareholders’ equity	225,084	213,164
Total liabilities and shareholders’ equity	509,965	407,820

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Year ended December 31,
	2023	2022	2021
	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	(96,994)	37,514	(93,335)
Taxes on income	—	4,522	—
Profit/(loss) before tax	(96,994)	42,036	(93,335)
Adjustments for:
Interest income	(13,845)	(2,476)	(133)
Depreciation and amortization	7,234	6,967	5,260
Interest expenses	831	1,038	566
Equity-settled share-based payment	20,705	22,570	26,403
Net foreign exchange differences and expected credit losses	6,861	2,953	(2,408)
Change in fair value of liabilities for warrants	2,079	(10,945)	10,990
(Gains)/losses from disposal of fixed assets	(150)	—	—
Changes in:
(Increase)/decrease in accounts receivables	(2,982)	(429)	569
Decrease/(Increase) in other assets	(1,387)	(7,872)	(483)
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	85,999	45,559	(31,784)
Interest received	10,167	1,649	175
Interest paid	(290)	(695)	(566)
Income tax paid	—	(224)	—
Net cash provided by/(used in) operating activities	18,228	100,131	(84,746)
Cash flows from investing activities
Payments for property, plant and equipment	(30,799)	(5,738)	(5,106)
Payments for intangible assets	(158)	(477)	(551)
Proceeds from disposal of property, plant and equipment	150	52	—
Payments for investments classified in Other financial assets	(415,325)	(216,323)	(11,298)
Proceeds from maturity of investments classified in Other financial assets	414,744	12,695	24,448
Net cash (used in)/provided by investing activities	(31,388)	(209,791)	7,493
Cash flows from financing activities
Proceeds from issuance of shares to equity holders	90,404	134,484	94
Transaction costs deducted from equity	(2,039)	(7,931)	—
Repayment of lease liabilities	(3,849)	(2,843)	(2,707)
Net cash provided by/(used in) financing activities	84,516	123,710	(2,613)
Net increase/(decrease) in cash and cash equivalents	71,356	14,050	(79,866)
Cash and cash equivalents at beginning of the year	148,519	132,994	207,530
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	(1,403)	1,475	5,330
Cash and cash equivalents at end of the year	218,472	148,519	132,994

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2021	629	538,695	(444,478)	(7,459)	87,387
Other comprehensive income	—	—	—	3,514	3,514
Net loss	—	—	(93,335)	—	(93,335)
Comprehensive loss for the year	—	—	(93,335)	3,514	(89,821)
Equity-settled share-based compensation	—	26,403	—	—	26,403
Share options exercised	—	94	—	—	94
Balance as of December 31, 2021	629	565,192	(537,813)	(3,945)	24,063
Balance as of January 1, 2022	629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income	—	—	—	2,464	2,464
Net profit	—	—	37,514	—	37,514
Comprehensive income for the year	—	—	37,514	2,464	39,978
Equity-settled share-based compensation	—	22,570	—	—	22,570
Share options exercised	—	311	—	—	311
Issue of share capital – net of transaction costs	138	126,104	—	—	126,242
Balance as of December 31, 2022	767	714,177	(500,299)	(1,481)	213,164
Balance as of January 1, 2023	767	714,177	(500,299)	(1,481)	213,164
Other comprehensive loss	—	—	—	(155)	(155)
Net loss	—	—	(96,994)	—	(96,994)
Comprehensive loss for the year	—	—	(96,994)	(155)	(97,149)
Equity-settled share-based compensation	—	20,705	—	—	20,705
Share options exercised	—	139	—	—	139
Issue of share capital – net of transaction costs	80	88,145	—	—	88,225
Balance as of December 31, 2023	847	823,166	(597,293)	(1,636)	225,084
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